

November 9, 2010

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty, Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

> **Re:** **Assured Guaranty Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 001-32141**

Dear Mr. Mills:

We have reviewed your August 20, 2010 response to our August 6, 2010 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Earned Premiums, page 105

1. Please provide us the disclosures you propose to include in future filings in response to comment one. Your revised disclosure should clarify the nature and amounts of the adjustments made to conform accounting policies and demonstrate how these changes are merely changes in estimates.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

2. We are still considering your response to our pervious comment four. We may have additional comments at a later date.

Loss and Loss Adjustment Expense Reserves, page 197

3. We are still considering your response to our previous comment five. To further our understanding in this regard, please explain to us whether at contract inception the stand-ready obligation represented by the unearned premium revenue, as stipulated in ASC 944-605-25-25, is the same as the present value of your expected net cash outflows expected to be paid under the contract. If not, please explain to us why not.

5. Financial Guaranty Contracts Accounted for as Insurance Contracts

Significant Risk Management Activities

U.S. Second Lien RMBS: HELOCs and CES, page 215

4. We acknowledge your response to our previous comment seven. Please address the following additional comments:

   - You disclose that you continue to review new files as new loans default and as new loan files are made available to you. You also disclose that you limit the extrapolation of each transaction's breach rate to defaulted obligations and those expected to default. Please revise your disclosure to clarify how loan files are made available to you; please clarify whether you requested from sponsors to review samples of loan origination files for loans that are currently performing. If so, please tell us whether you plan to expand your extrapolation of breach rates and resulting recoveries to loans you expect to continue to perform. If so, please revise your disclosure to so indicate and discuss the potential impact on your recorded recoveries.
   - You disclose that you limit your recoveries to amounts you paid or expect to pay. Please explain to us whether any of the cash flow scenarios in your probability-weighted cash flow analysis include recoveries greater than the ever-to-date losses paid plus expected to be paid under any given policy. If so, please explain to us why it is appropriate to include in your estimated recovery under ASC 944-40-30-32 amounts you expect to receive that were not included in your estimate of cash outflows under your financial guarantee insurance contracts.
   - In your proposed rollforward of recoveries, please revise your disclosure to clarify how much of the "R&W Development and Accretion of Discount during Year" is re-estimation of the opening balance; for example, a refinement of the extrapolation methodologies, or the inclusion of new recoveries associated with different insurance

policies, etc. If material, quantify and explain each underlying reason for the re-estimation.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Change in Fair Value of Credit Derivatives, page 123

5.   We acknowledge your response to our previous comment eight. Please revise your disclosure to clarify, if true, that you estimate the fair value of recoveries for breaches of representations and warranties associated with your fair value estimate of BIG credit impaired CDS to be nil. Also, disclose why you present the estimated recoveries.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant